Daniel P. Penberthy Executive Vice President
e: dpenberthy@randcapital.com
Since 1969	2200 Rand Building / Buffalo, New York 14203
t: 716.853.0802 / f: 716.854.8480 / randcapital.com

October 10, 2017

VIA EDGAR

Mr. Tony Burak

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0505

RE:	Rand Capital Corporation (the “Registrant”) Annual Report filed on Form 10-K for the Fiscal Year Ended December 31, 2016

Dear Mr. Burak:

On behalf of the Registrant, this letter is to respond to the comments provided by telephone to the Registrant on September 12, 2017 related to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016. The comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as we understand them, and the Registrant’s responses are as follows:

1.	Staff Comment: P. 29 Consolidated Statements of Financial Position: Please state whether the Company has performed a test of impairment and collectability for the amounts held in Other Assets.

Response: Yes, the Registrant performed an impairment and collectability analysis with respect to the outstanding Other Asset balance in the amount of $1,148,508. The largest component of this balance was a $1.1 million escrow payment receivable, which was received by the Registrant in full over two installments that were paid in March 2017 and October 2017.

2.	Staff Comment: P. 33 Consolidated Schedule of Portfolio Investments: The outstanding balance of an interest receivable in the amount of $200,339 due from a portfolio company appears to be high in relation to the valuation of the Registrant’s investment in such company. Please provide further information regarding the nature of such balance.

Response: The outstanding interest receivable balance in the amount of $200,339 due to the Registrant from a portfolio company primarily resulted from convertible promissory notes that were expected to be converted into equity in connection with such company’s next round of equity fundraising, however, remain outstanding as the portfolio company continues to seek out an equity investor. A total of $1,150,000 was invested by the Registrant into the portfolio company’s convertible notes during 2014 and 2016 (at 10% and 12%, respectively), which resulted in such interest receivable balance. In July 2017, the terms of these convertible promissory notes were modified, and approximately $200,000 of such interest receivable balance was converted to principal. These notes currently have an annual interest accrual exceeding $120,000. Therefore, the Registrant believes that this interest receivable balance is appropriate.

3.	Staff Comment: P. 33 Consolidated Schedule of Portfolio Investments: Please describe the valuation methodology of an investment in which the Registrant holds multiple classes of securities.

Response: As described in Note 2 – Investments, in the Notes to the Consolidated Financial Statements, and in the table of significant unobservable inputs, the Registrant analyzes certain unobservable and significant inputs to determine the fair value of Level 3 investments. In a situation where the Registrant holds multiple classes of securities of a portfolio company, a waterfall analysis will be used to determine the fair value of a security based upon (i) whether the relevant security is secured by collateral, (ii) the relative seniority of such security as compared to the company’s other outstanding securities and (iii) the estimated collectability of such security based on the fair value assumptions. This may result in situations in which a senior security and a subordinated junior debt or equity security are valued differently for the same portfolio company such as the one with cost of $1.4 million and value of $946k at December 31, 2016.

4.	Staff Comment: P. 33 Consolidated Schedule of Portfolio Investments: If there is a variable PIK interest instrument in your portfolio, please provide additional disclosure regarding such variable PIK interest instrument as part of your periodic reports to be filed with the SEC.

Response: The Registrant respectfully submits that it is aware of the disclosure requirements regarding variable PIK interest instruments. At December 31, 2016, all PIK interest instruments into which the Registrant had invested were payable at a fixed rate, rather than at a variable rate. If the Registrant invests in variable PIK interest instruments in the future, it will incorporate the required disclosure regarding such instruments in its future periodic reports to be filed with the SEC.

5.	Staff Comment: P. 37 Notes to Consolidated Schedule of Portfolio Investments: Regulation S-X, Rule 12-12, footnote 7, provides that any debt or preferred equity instrument on which a portfolio company fails to make its most recent interest payment should be classified as non-income producing.

Response: The Registrant acknowledges the Staff’s comment and will consider any non-payment of interest due on a debt or preferred equity instrument when determining the non-income producing status of a portfolio investment.

6.	Staff Comment: P. 38 Investments in and Advances to Affiliates: As per Regulation S-X, Rule 12-14, the Registrant’s Consolidated Schedule of Portfolio Investments regarding Investments in and Advances to Affiliates should include an additional column detailing the net realized gains and losses for the period from affiliate entities.

Response: The Registrant acknowledges the Staff’s comment and will include an additional column detailing net realized gains and losses in its Consolidated Schedule of Portfolio Investments regarding Investments in and Advances to Affiliates in future periodic reports to be filed with the SEC.

7.	Staff Comment: P.62 Note 4 -Income Taxes: Describe the nature of the Registrant’s joint venture investments identified in the footnote. If the Registrant does not hold any joint venture interests, except for portfolio company investments, please revise the relevant footnote to state as such.

Response: As of December 31, 2016, the Registrant does not hold any joint venture interests, except for portfolio company investments. In future filings of periodic reports with the SEC, the Registrant will revise the relevant disclosure in Note 4 – Income Taxes to clarify that its joint venture investments are portfolio company investments of which the entity into which the Registrant is making its investment is organized as a limited liability company.

8.	Staff Comment: P.65 Note 8 - Employee Benefit Plans: Please provide the calculations to supports the profit sharing accrual for the year ended December 31, 2016 in the amount of $1,270,052 as described in Note 8 – Employee Benefit Plans.

Response: The profit sharing accrual for the year ended December 31, 2016 in the amount of $1,270,052 was calculated as follows:

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Financial Statement reasonableness test of profit sharing accruals at 12.31.16
Total Realized Gains, Net of Realized Losses in 2016 (from consolidated statement of operations)	$14,138,203
Unrealized depreciation recognized in 2016 on SBIC portfolio entities from table of changes in Assets Measured at fair value disclosure in Notes to consolidated Financial Statements
$(1,346,651)
Unrealized depreciation recognized in 2015 on SBIC portfolio entities from table of changes in Assets Measured at fair value disclosure in Notes to consolidated Financial Statements
$(2,977,065)
non-cash and other items	$769,280

Adjusted calculation of eligible gains for profit sharing determination at 12.31.16	$10,583,767

Total Profit Sharing %	12%

Profit Sharing Accrual at 12.31.16	$1,270,052

9.	Staff Comment: P. 67 Note 12 - Unconsolidated Significant Subsidiary: Describe, if any, the Registrant’s unconsolidated significant subsidiaries at December 31, 2016, and confirm that the Registrant will include, if necessary, disclosures regarding unconsolidated significant subsidiaries in its future periodic report filings with the SEC.

Response: The Registrant did not have any unconsolidated significant subsidiaries at December 31, 2016. The Registrant will continue to monitor its portfolio investments and, if necessary, include disclosure regarding any unconsolidated significant subsidiaries in its future periodic report filings with the SEC.

If you have any concerns regarding the above responses, please contact me at 716-853-0802. Thank you for your assistance in this matter.

Respectfully,

/s/ Daniel P. Penberthy

Daniel P. Penberthy

Chief Financial Officer

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